

May 2, 2014

Via E-mail
James L. Robo
Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re: NextEra Energy Partners, LP**
> **Draft Registration Statement on Form S-1**
> **Submitted April 4, 2014**
> **CIK No. 0001603145**

Dear Mr. Robo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule

430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms, which are available on our website.

4. Prior to the effectiveness of this registration statement, please note we will need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

5. With respect to all third-party statements in your prospectus - such as market data by Bloomberg New Energy Finance, the U.S. Energy Information Administration and Fortune - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

6. Please revise your filing to provide the tax disclosure contemplated by Securities Act Industry Guide 5 (Preparation of registration statements relating to interests in real estate limited partnerships) and Securities Act Release No. 33-6900, as well as to provide a tax opinion satisfying the requirements of Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings). Alternatively, if you believe such disclosure and opinion are not required, please tell us why.

Prospectus Cover Page

7. Please revise the cover page to provide a list of the most significant risks applicable to your transaction (e.g., a lack of sufficient cash to pay minimum quarterly distributions, conflicts of interest with your GP and its affiliates, debt, etc.). Please refer to Section II.A.3.a of Securities Act Release No. 33-6900.

Prospectus Summary, page 1

8. Please provide support for your statement that you "intend to take advantage of favorable trends in the North American energy industry, including the ongoing trend of clean energy projects replacing aging or uneconomic projects, demand by utilities for renewable energy to meet state RPS requirements and the improving competitiveness of

clean energy relative to other fuels." This comment applies to the similar statements appearing on page 95.

9. We note your disclosure on page 2 that NextEra has increased its portfolio at an average rate of 14% per year. Please disclose what this growth rate represents. For example, please disclose whether the portfolio has grown in terms of dollars or GW of renewable energy. This comment applies to the similar statement made on page 121.

Risk Factors, page 8

10. Please revise your disclosure to provide a list of the most significant risks applicable to your transaction.

The Offering, page 15

11. We note your disclosure regarding the purchase price adjustment on pages 17 and 70 that on a pro forma basis NEE Equity would have paid purchase price adjustments related to the year ended December 31, 2013 as NEE Operating LP's unaudited pro forma cash available for distribution for that period would have been insufficient to pay a cash distribution equal to your minimum quarterly distribution. Please also tell us how you plan to account for any receipts of purchase price adjustments from NEE Equity in your financial statements, the GAAP basis for such treatment and provide hypothetical journal entries.

Purchase price adjustment, page 17

12. We note your disclosure that any unpaid portion of the purchase price adjustment will accrue and be payable from distributions received by NEE Equity in each subsequent quarter. Please clarify the terms of these accruals, specifically whether the accruals will bear interest, and whether NEE Equity is obligated to pay past accruals prior to paying any quarterly purchase price adjustment.

Summary Historical and Pro Forma Financial Data, page 21

13. As you have included amounts attributable to non-controlling interests on a pro forma basis in arriving at "Net income attributable to NEE Partners" on pages 22 and 93, please tell us why you have not included an amount for the pro forma period within the "Adjusted EBITDA attributable to NextEra Energy Partners, LP" line item. Further, as this appears to be a non-GAAP measure, please incorporate this amount in your non-GAAP reconciliation on pages 23 and 94 and include related non-GAAP disclosures.

14. Please confirm our assumption that you will include the December 31, 2013 pro forma balance sheet data of NEE Partners within the Balance Sheet Data (at period end) section on pages 22 and 93 once it is finalized.

15. We note no placeholder for pro forma earnings per unit information either here or within selected financial data on page 93. Please explain the omission or confirm that you will include pro forma earnings per unit information in these sections once it is available to you. Please also provide a footnote explaining why earnings per unit for the historical periods have been omitted.

Our Cash Distribution Policy and Restrictions on Distributions, page 65

Restrictions and Limitations on Our Cash Distributions…, page 65

16. You disclose in the last bullet point on page 66 that with respect to the ability of the Manager or its affiliates to withdraw funds received by your subsidiaries, that to the extent the Manager and its affiliates choose not to return withdrawn funds to you and NEE Operating LP does not demand their return, the amount of cash available to be used for acquisitions, growth projects and distributions to unitholders would be reduced. You also disclose on page 81 that NEE Operating LP's partnership agreement requires it to distribute available cash, which appears to include "funds withdrawn by the Manager which remain unreturned." Please explain how unreturned funds as described on page 66 would impact cash distributions to unitholders. Please specially tell us if withdrawn funds are included in the definition of available cash. If our understanding is not correct, please clarify it. In this regard, you may want to explain for the staff's benefit, the purpose of allowing NEER to withdraw funds received by your subsidiaries.

Minimum Quarterly Distribution of NEE Operating LP, page 69

17. We note your disclosure on page 70 that your pro forma historical and forecasted results presented in the sections beginning on pages 70 and 72 are that of NEE Operating LP. As the cash ultimately distributed by NEE Partners may vary from the distribution received by NEE Partners from NEE Operating LP, please ensure any differences are highlighted in a reconciliation format within your presentations of distributions for the pro forma historical and forecasted periods on pages 72, and 74, respectively. In other words, please reconcile the cash received by NEE Partners from NEE Operating LP to the distribution to common unitholders of NEE Partners and narrate any significant implicit assumptions, such as no estimated GP cash holdbacks, or the receipt of purchase price adjustments as contemplated on page 70.

Estimated Cash Available for Distribution for the Twelve-Month Period…, page 72

18. Please tell us what periods you plan to present for both your historical unaudited pro forma cash available for distribution and future estimated cash available for distribution disclosures currently provided on pages 70, and 72, respectively, if and when you update your Predecessor's financial statements. When the periods presented are updated, please also disclose whether there are any events that have occurred or are expected to occur

during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included in the applicable historical or projected period.

19. We note from your disclosure at the bottom of page 72 that your forecast of estimated cash available for distribution is provided to support your belief that you will have sufficient cash available to allow you to pay cash distributions at the minimum quarterly distribution rate. We also note your disclosure on page 65 that you currently expect that cash reserves would be established solely to provide for the payment of income taxes. However, since the calculation of Available Cash, which governs the actual cash distribution that will be made, contemplates that the GP could hold cash back from distribution for certain reasons, please confirm the implicit assumption that no cash hold backs are anticipated during the 12 month period ending June 30, 2015. Please also disclose this fact to your investors. If cash hold backs are anticipated, your forecast should be adjusted for such cash reserves that would reduce the amount available to meet the minimum quarterly distribution.

Assumptions and Considerations, page 75

Operating Revenues, page 76

20. You disclose on page 77 your forecast assumes revenues of $322 million and 2.7 million MWh of energy produced for the twelve-month period ending June 30, 2015, as compared to revenues of $141.8 million and 1.7 million MWh of energy produced for the pro forma year ended December 31, 2013. Based on these assumptions, it appears the rate per MWh you are earning on energy produced for the forecasted period is significantly higher than the historical period. Please help us understand the non-lineal increase in revenues relative to MWh production in the forecasted period with a view toward expanding your discussion of revenue, or otherwise explaining what the caused the non-lineal relationship.

Capital Expenditures, page 78

21. We have read your assumptions regarding capital expenditures for expansion versus maintenance on page 78. Please discuss how you estimated maintenance capital expenditures of $3.5 million or the updated amount if a new estimate of future cash available for distribution is included in your next amendment. Please be detailed in your description of how you develop this estimate including the specific type(s) of maintenance capital expenditures encompassed in your estimate considering the relative age of such assets. Additionally, please expand upon and provide a bridge between the narrative description of the expansion capital expenditures to the estimated dollar amount, discussing the specific type of expenditures you expect, including the number of

and types of assets, or tell us why you do not believe this information is useful in understanding your assumptions.

22. Please refer to your disclosures concerning forecasted capital expenditures on page 78. We note that you have subdivided your total forecasted capital expenditures into either maintenance capital expenditures or expansion capital expenditures. Please tell us whether you anticipate any capital expenditures during the forecasted period that would have characteristics of both maintenance and expansion. If so, please revise your disclosure to explain using relevant examples of how you determine the portion to be allocated to maintenance and the portion to be allocated to expansion. We believe this is useful information for your investors because the methodology for allocating capital expenditures with aspects of both maintenance and expansion involves significant judgment. Additionally, please quantify the capital expenditures that you expect will have characteristics of both maintenance and expansion, and quantify the portion of such expenditures that you have allocated to expansion.

Provisions of the Partnership Agreements and Other Arrangements…, page 80

Distributions of Available Cash by NEE Operating LP, page 81

23. You disclose on page 81 that NEE Operating is required to distribute its available cash to unitholders, and on page 82 that amounts necessary to pay IDR Fee payments "effectively reduce" available cash. Additionally, you disclose on page 88 that NEE Operating LP will make distributions of 100% of available cash from operating surplus, and on page 83 that the IDR Fee is an operating expenditure that reduces operating surplus. As the IDR Fee appears to be determined based on the cash distributed, which is determined by the amount of available cash and operating surplus, the description of this calculation appears to have components that are circular in nature. If our understanding of your characterization is incorrect, please clarify it or make whatever textual changes are necessary. Additionally, please provide us a hypothetical example of the quarterly process by which a distribution amount is determined under the terms of the partnership agreement, both where amounts are earned pursuant to the IDR waterfall as well as no amounts are earned. Please be comprehensive in your example.

Incentive Distribution Right Fee, page 88

24. You disclose in the last sentence in the first paragraph under this section as well as in the first sentence on page 90, that although cash used to pay the IDR Fee will be an operating expenditure, the description and tables you present following these sections assume, for illustrative purposes, that any IDR Fee will not reduce NEE Operating LP's operating surplus and will be paid with available cash from operating surplus. As the IDR Fee will reduce NEE Operating LP's operating surplus due to it being defined as an operating expenditure, in the typical situation this treatment should directly impact how distributions are characterized (operating or capital). Therefore, please explain to us and

clarify your discussion of the IDR Fee calculation to describe the mechanics of the actual computation of the IDR Fee with an explanation to incorporate the partnership treating the IDR Fee as a reduction of NEE Operating LP's operating surplus and available cash. Additionally, please explain to us the business reason for structuring the IDR "Fee" as an operating expenditure. If it was done for tax reasons, please describe the position expected to be taken, whether it is sustainable based on precedent and the tax consequences if the "fee" is viewed contrary to your position. Based on your expected position, explain how receipt of the "fee" will be treated on NextEra Energy, Inc.'s tax return and the alternative treatment if your position is not upheld. In this regard, please advise whether the partnership will be or is eligible to be included in NextEra Energy, Inc.'s consolidated tax return or whether it will file stand-alone. Please be detailed in your response.

25. Please explain in detail how you plan to reflect the IDR Fee payments in your financial statements, the GAAP basis for such treatment and provide hypothetical journal entries.

Distributions of Cash Upon Liquidation, page 91

26. Please significantly expand what is meant when you disclose that upon liquidation NEE Operating LP will distribute any remaining proceeds pro rata to its common unitholders subject to the right of NEE Management to receive the IDR Fee. In your revised disclosure, please highlight how the IDR Fee will be calculated upon liquidation.

Selected Historical and Pro Forma Financial Data, page 92

27. We note your inclusion of a line item entitled "Long-term debt – affiliate" within the Balance Sheet Data (at period end) section on page 93, with no amounts for all periods presented. Please revise to include all long-term obligations required by Instruction 2 to Item 301 of Regulation S-K.

Liquidity and Capital Resources, page 103

Liquidity Position, page 104

28. We note your inclusion of restricted cash within your schedule that calculates your total liquidity position as of December 31, 2013 and 2012. As these funds are restricted to be used in financing the construction of Genesis, as opposed to any other obligations that exist or may arise, please tell us why you believe they should be included in a measure of total liquidity.

Quantitative and Qualitative Disclosures about Market Risk, page 110

Interest Rate Risk, page 110

29. We note your disclosure on page 110 that you are exposed to risk resulting from changes in interest rates, and that you have variable rate debt. To the extent you have not hedged all of your interest rate risk associated with your variable rate debt, please revise to disclose one of the 3 alternatives of quantitative information about market risk as required by Item 305(a) of Regulation S-K as it relates to your variable interest rate debt.

Business, page 118

Typical Project Agreements, page 124

30. Please discuss whether or not there are any terms in a typical project agreement that protect the applicable Project Entity from counterparty risks. For example, we note your disclosure that the Energy Sale Counterparties have the right to a specified damages amount, to terminate the PPA or reduce the contact quantity in the event the Project Entity fails to meet production requirements.

31. Please elaborate upon the discussion regarding the Energy Sale Agreements to discuss and quantify the portion of revenues that are subject to the "certain adjustments" that you mention on page 124. Please also discuss the nature of such adjustments.

No Sales of Similar Securities, page 213

32. Please tell us the "certain limited exceptions" pursuant to which the lock-up agreements may not apply.

Unaudited Pro Forma Consolidated Financial Statements, F-2

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

33. We note your inclusion of pro forma adjustment (b), which removes $19,179 thousand of income tax expense, and your description of the adjustment on page F-6, where you state it reflects the removal of $21.8 million of U.S. Federal and state tax attributes associated with the noncontrolling interest, and inclusion of $2.6 million of Canadian tax attributes. Please explain and show us how you calculated this adjustment, and provide supporting calculations as necessary to enhance our understanding. In this regard, we note you used the separate return method to calculate the predecessor's tax provision. Please supplementally explain how any production tax credits or other tax credits were treated under the separate return method.

34. We note your inclusion of a line item entitled "Pro forma general partner interest in net income attributable to NEE Partners. You disclose on page 12 that your general partner has a 0% economic interest in you. Please explain why this line item is included.

NextEra Energy Partners, LP (Predecessor) Combined Financial Statements, F-9

Combined Statements of Operations and Comprehensive Income (Loss), page F-9

35. Please explain and illustrate how the tax expense was determined for the effective portion of net unrealized gains (losses) for cash flow hedges, and amounts reclassified from accumulated other comprehensive income to net income, for all periods presented. Provide supporting calculations as necessary to enhance our understanding.

36. We note your disclosure on page 108 that you have not provided for certain flow-through entities included in your historical combined financial statements, and your disclosure on the cover page of your prospectus that you will be treated as a corporation for U.S. federal income tax purposes. As you will be treated as a corporation for U.S. federal income tax purposes subsequent to the offering, please present a pro forma adjustment to reflect taxes that would have been attributable to these entities on the face of your historical combined financial statements.

Combined Balance Sheets, page F-10

37. Please revise or confirm no disaggregation of the "Accounts payable and accrued expenses" line item is necessary for all periods presented. Refer to Rule 5-02.20 of Regulation S-X.

Notes to Combined Financial Statements, page F-13

Note 2 – Summary of Significant Accounting and Reporting Policies, F-13

38. Your lack of segment disclosure suggests you have one reportable segment. Please explain in detail your segment reporting considerations in the context of ASC 280. In your response, please specifically tell us your operating segments and how you identified them, whether and how you aggregated multiple operating segments into one reportable segment and how you considered the disclosure requirements of ASC 280-10-50.

Asset Retirement Obligations, page F-17

39. Please explain or revise to include a description of your asset retirement obligations and associated long-lived assets as well as the reconciliation of the beginning and ending aggregate carrying amounts as required by ASC 410-20-50-1.

Note 3 – Property, Plant and Equipment, page F-19

40. ASC 360-10-50-1(b) requires the disclosure of balances of major classes of depreciable assets, by nature or function, at the balance sheet date. As "Power-generation assets" represents a substantial portion of your assets with a widely ranging asset life, please tell us what consideration you gave to disaggregating this item into multiple categories based on shorter ranges of useful lives. In your response, please also provide us with a detail of the amounts attributable to major types of power generation assets. To the extent you determine that breakout of this classification is warranted, please also state the related useful lives relating to the break out.

Note 11 – Income Taxes, page F-26

41. Please explain or revise to include your accounting policy for investment tax credits as required by ASC 740-10-50-20.

42. Please tell us and revise to discuss the nature and effect of any significant matters affecting the comparability of information for all periods presented as required by ASC 740-10-50-14. For example, we note significant difference due to convertible ITCs, the change in your valuation allowances, the change in net operating loss deferred tax assets, and the change in your property related deferred tax assets and liabilities.

43. We note your discussion of your accounting for income taxes both here and on pages 108, 109 and 110, and that $51 million of the 2013 valuation allowance is related to Genesis. We further note your disclosure on page 109 that Genesis has been under construction and as a result experienced losses, and that you looked to the historical operating losses as objective evidence in evaluating the realization of the associated deferred tax assets. Please tell us how you considered all available evidence, both positive and negative, including projections of Genesis in evaluating the valuation allowance. Please also describe how you considered each of the four possible sources of taxable income described in ASC 740-10-30-18 in evaluating the sufficiency of the valuation allowance.

44. Please explain to us how the separate return method assumption affected the valuation allowance as it related to DTA's of Mountain Prairie and Canyon Wind. Please be detailed in your explanation.

Part II

Item 17. Undertakings, page II-3

45. Please revise your filing to provide the undertakings contemplated by paragraphs B and C of Item 20 of Securities Act Industry Guide 5 (Preparation of registration statements relating to interests in real estate limited partnerships).

<u>Exhibit Index, page II-5</u>

46. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

                       Sincerely,

                       /s/ Jim Allegretto for

                       Mara L. Ransom
                       Assistant Director